Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
October 2, 2007
Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Stericycle, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 10, 2007
File No. 333-144613

MedSolutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2007
File No. 000-32995
Dear Ms. Hardy:
     As the Chief Financial Offer of Stericycle, Inc. (“Stericycle”), I am writing on its behalf to respond to your letter of September 21, 2007 to Mark C. Miller, Stericycle’s President and Chief Executive Officer, conveying the staff’s comments on the above-referenced amended filings and Stericycle’s response of September 7, 2007 to your letter of August 9, 2007 to Mr. Miller.
     Where in this response we refer to the registration statement or proxy statement/prospectus, we are referring to the registration statement or proxy statement/prospectus as amended by Amendment No 2 to Form S-4 that Stericycle filed today.
     For the staff’s convenience, we are sending two hard copies of this letter by overnight delivery service to the attention of Andrew Schoeffler, Staff Attorney, together with two copies of Amendment No. 2 marked to show the changes from the prior filing.
     For the staff’s convenience, we also have repeated each of the staff’s comments before our response.

     Stericycle and MedSolutions, Inc. have cooperated in the preparation of this response.
Registration Statement on Form S-4
General
1.	We note the response to prior comment 2. Please disclose the projections in the filing or explain to us why the projections are not material.
     We have disclosed the material projections in the amended filing. Please see page 42 of the proxy statement/prospectus.
2.	We note the response to prior comment 4. Please file the letter of transmittal as an exhibit to the registration statement.
     We have filed the letter of transmittal as Exhibit 2.5 to the registration statement.
3.	Please delete the language in the letter of transmittal requiring security holders to acknowledge or certify that they “understand” certain terms of the proposed merger. Please be advised that we will not object to language that confirms the security holders agree with those terms.
     We have deleted the language in the letter of transmittal referred to. Please see page 2 of Exhibit 2.5 to the registration statement.
4.	In prior comment 9, we referenced several specific factors that the company has addressed in its filings and/or in its communications with analysts. We expressed our concern that, absent the requested clarification in MD&A, readers could errantly conclude that all of these factors have had an equivalent and/or immaterial impact on the company’s operating results. It does not appear that the proposed revisions inform readers about whether the factors the company has identified have ever had, or are expected to have, a material impact on operating results. In future filings, please provide informative and substantive disclosure so that investors can understand the impact of these factors on your operating results. Alternatively, please provide a letter to us that clearly explains in quantitative terms, that each of the referenced factors have had an immaterial impact on revenues, margins, and income for all periods presented, both at the consolidated and at the segment levels.
     In MD&A disclosures in future filings, we will distinguish among the factors referred to, identifying those factors having a material impact on our operating results.
5.	Regarding your response to prior comment 10, it is not clear whether management has concluded that Stericycle has only 3 key indicators of operating performance as that concept is described in Section 501.12.b.1 of the Financial Reporting Codification. Further, the specific financial measures cited in our comment and in the CODM reports do not appear to be clearly immaterial or irrelevant to an investor’s understanding of the company’s operating results. As previously requested, please reassess the disclosure implications of any material changes in these measures when preparing MD&A disclosures in your future filings. Also, in your future filings, please specifically identify in MD&A the financial and non-financial measures that management has concluded are the company’s key indicators of financial condition and operating performance.
     In preparing MD&A disclosures in future filings, we will reassess the disclosure implications of the factors referred to in your prior Comment 10 and in the CODM reports that we provided to the staff in response to your prior Comment 13.
     In addition, in preparing MD&A disclosures in future filings, we will specifically identify the material financial and non-financial measures that management has concluded are Stericycle’s key indicators of financial condition and operating performance.
6.	Regarding prior comment 11, please revise future filings to provide a substantive and informative MD&A disclosure that identifies the specific business, competitive, and economic factors that have caused international gross margins to be significantly less than domestic gross margins. The proposed reference to “the mix of business” is not clear. Please read Section 501.12.b.4 of the Financial Reporting Codification.
     In future filings, we will identify the specific business, competitive and economic factors that have caused international gross margins to be significantly less than domestic gross margins.
Summary, page 9
7.	We note the response to prior comment 20 that MedSolutions does not believe there will be any meaningful adjustment to the merger consideration. We also note the response to prior comment 31 that indicates that the current litigation adjustment could represent a 20% decrease in the merger consideration. Please advise or revise.
     The amendment to the merger agreement to reflect the settlement of the litigation involving Enviroclean Management Services, Inc. reduced the maximum potential adjustment on account of such litigation to less than 0.5% of the total merger consideration, which MedSolutions does not view to represent a meaningful adjustment. Please see page 61 of the proxy statement/prospectus.
Background of the Merger, page 36
8.	We note the response to prior comment 35. Please disclose an estimate of the discount rate.
     As requested, we have revised the description of the parties’ decision to use promissory notes. Please see page 37 of the proxy statement/prospectus.
Annex B
9.	We reissue prior comment 55 with respect to the second to last paragraph. In this regard, we note that the first sentence indicates that the fairness opinion is solely for the use of the board of directors. We also note that the last sentence indicates the fairness opinion may not be used for any purpose without consent, but the fairness opinion does not indicate that it may be used in connection with the registration statement.

     Van Amburgh Valuation Associates, Inc. has revised its opinion to address this Comment. Please see Annex B, page 5, of the proxy statement/prospectus.
Item 21, Exhibits and Financial Statement Schedules, page II-3
10.	Please file Van Amburgh Valuation Associates’ consent to the references in the proxy statement/prospectus to its opinion and the use of its opinion as an annex to the proxy statement/prospectus. See Section 7 of the Securities Act and Rule 436(a) of Regulation C. Refer to paragraph 6S to the Securities Act Sections of the March 1999 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.
     We have filed the required consent from Van Amburgh Valuation Associates, Inc. Please see Exhibit 23.3 to the registration statement.
11.	Please file the proxy card as an exhibit to the registration statement.
     We have filed the proxy card as an exhibit. Please see Exhibit 2.4 to the registration statement.
Item 22, Undertakings, page II-3
12.	Please provide the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.
     We have provided the undertaking in Item 512(a)(5)(ii) of Regulation S-K. Please see page II-4 of the registration statement.
* * * * *
     If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/	Frank J.M. ten Brink
Frank J.M. ten Brink
Executive Vice President
and Chief Financial Officer
FtB/rt

cc:	Mr. Matthew H. Fleeger
President and Chief Executive Officer
MedSolutions, Inc.

Mr. Steven R. Block
and Mr. Christopher M. McNeill
Block & Garden, LLP

Mr. Michael Bonn
and Mr. Craig P. Colmar
Johnson & Colmar

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